UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

SOUTHWEST OIL & GAS INCOME FUND X-A, L.P.

(Name of Issuer)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

MICHAEL L. POLLARD

CLAYTON WILLIAMS ENERGY, INC.

6 DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705-5510

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1	Names of Reporting Persons Southwest Royalties, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 833.25 Units

	8	Shared Voting Power None

	9	Sole Dispositive Power 833.25 Units

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 833.25 Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% of class of 10,484 Units

14	Type of Reporting Person (See Instructions) CO (general partner of issuer)

CUSIP No. Not Applicable

1	Names of Reporting Persons Clayton Williams Energy, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 833.25 Units

	8	Shared Voting Power None

	9	Sole Dispositive Power 833.25 Units

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 833.25 Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% of class of 10,484 Units

14	Type of Reporting Person (See Instructions) HC (sole parent company of the general partner of Issuer)

CUSIP No. Not Applicable

Item 1.	Type of Security.

This Amendment No. 1 to Schedule 13D relates to the units representing limited partnership interests (the “Units”) of Southwest Oil & Gas Income Fund X-A, L.P. (the “Issuer”).  The address of the principal executive officers of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas  79705.

Item 2.	Identity and Background.

The reporting persons filing this Schedule 13D (the “Reporting Persons”) are Southwest Royalties, Inc. (“SWR”) and Clayton Williams Energy, Inc. (“CWEI”).

SWR is a Delaware corporation and the address of its principal business and office is 6 Desta Drive, Suite 6500, Midland, Texas 79705.  SWR was incorporated to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

CWEI is a Delaware corporation and the address of its principal business and office is 6 Desta Drive, Suite 6500, Midland, Texas 79705.  CWEI was incorporated to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

The name and principal occupation of each director and executive officer of the Reporting Persons is filed with this Schedule 13D as Schedule A.

During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A) (1) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The proposed transaction described in Item 4 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons estimate that SWR will require approximately $912,000 in funds to consummate the proposed transaction and pay related fees and expenses.  SWR expects to obtain the funds to finance the merger consideration payable pursuant to the proposed transaction from a volumetric production payment (“VPP”) from a third party.  The final terms of the VPP will not be determined until immediately prior to the closing of the proposed transaction. The Reporting Persons do not expect the closing of the merger to be conditioned on SWR receiving proceeds from the VPP or any other financing condition.

Item 4.	Purpose of the Transaction.

On October 28, 2011, SWR and the Issuer entered into an agreement and plan of merger (the “Merger Agreement”). If (1) the limited partners of the Issuer who own more than 50 percent of all Units approve the Merger Agreement, the Merger (as defined below) and the transactions contemplated by the Merger Agreement, (2) the limited partners of the Issuer, other than SWR, (the “Unaffiliated Investors”) who own more than 50 percent of the Units owned by all Unaffiliated Investors present in person or by proxy at the special meeting vote their Units to

CUSIP No. Not Applicable

approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, and (3) the other conditions to the Merger are satisfied or waived, the Issuer will merge with and into SWR, with SWR continuing as the surviving entity (such transaction, the “Merger”). Upon completion of the Merger, all of the Units, other than those held by SWR, will be converted into the right to receive cash in an amount equal to $94.49 per unit, less the amount of per unit cash distributions made after September 30, 2011, if any.  SWR will not receive any cash payment for its partnership interest in the Issuer.  However, as a result of the Merger, SWR will acquire 100% of the assets and liabilities of the Issuer.  Upon completion of the Merger, SWR intends to terminate the registration of the Units under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Issuer’s obligations to file reports and other information under the Exchange Act.

On November 2, 2011, SWR, as the general partner of the Issuer, filed a preliminary proxy statement with the Securities and Exchange Commission under Regulation 14A of the Exchange Act relating to the special meeting of limited partners of the Issuer at which the limited partners of the Issuer will consider and vote upon proposals to approve and adopt the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

If the Merger is not completed for any reason, the Reporting Persons may acquire additional Units from Unaffiliated Investors.  From time to time, an Investor may desire to sell his or her Units and will offer the Units to SWR.  In these cases, SWR may, but will be under no obligation to, agree to repurchase the Units on terms and conditions established by SWR, in its sole and absolute discretion, and acceptable to the Investor.

Item 5.	Interest in Securities of the Issuer.

SWR, which is the general partner of the Issuer, holds a total of 833.25 Units over which it has sole voting and dispositive powers.  These Units represent 7.9% of the total 10,484 Units which are issued and outstanding.   CWEI is the sole parent company of SWR.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Merger Agreement described in Item 7 of this Schedule 13D is incorporated herein by reference.  SWR is entitled to vote the Units it holds as a limited partner at the special meeting of limited partners of the Issuer and has agreed in the Merger Agreement to vote all of its Units in favor of the Merger.

Item 7.	Material to be Filed as Exhibits.
Exhibit A Agreement and Plan of Merger, dated as of October 28, 2011, between SWR and the Issuer.

CUSIP No. Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2011

SOUTHWEST ROYALTIES, INC.

By:	/S/ MICHAEL L. POLLARD
Michael L. Pollard
Senior Vice President

CLAYTON WILLIAMS ENERGY, INC.

By:	/S/ MICHAEL L. POLLARD
Michael L. Pollard
Senior Vice President and
Chief Financial Officer

CUSIP No. Not Applicable

SCHEDULE A

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of SWR are set forth below. The business address and phone number of each such director and executive officer is Southwest Royalties, Inc. 6 Desta Drive, Suite 6500, Midland, Texas  79705, (432) 682-6324.  All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Clayton W. Williams, Jr.	80	Chairman and Director
Mel G. Riggs	56	President and Director
Michael L. Pollard	61	Senior Vice President and Treasurer
Randy Howard	56	Vice President
Robert C. Lyon	74	Vice President
T. Mark Tisdale	54	Vice President
Ted Gray, Jr.	61	Director
Davis L. Ford	74	Director

Clayton W. Williams, Jr. is Chairman of the Board and a director of SWR, having served in this capacity since May 2004.  Mr. Williams also serves as Chairman of the Board, President, Chief Executive Officer and a director of CWEI.

Mel G. Riggs is President of SWR, having served in this capacity since February 2011.  Prior to that, Mr. Riggs had served as Vice President of SWR since May 2004. Mr. Riggs has also served as director of SWR since May 2004. Mr. Riggs has served as Executive Vice President and Chief Operating Officer of CWEI since December 2010. Prior to that, Mr. Riggs had served as Senior Vice President, Chief Financial Officer and Treasurer of CWEI since September 1991. Mr. Riggs has been a director of CWEI since May 1994.

Michael L. Pollard is Senior Vice President and Treasurer of SWR, having served in this capacity since February 2011. Mr. Pollard has also served as Senior Vice President — Finance, Chief Financial Officer and Treasurer of CWEI since January 2011.  Prior to that, Mr. Pollard served as Vice President — Accounting of CWEI since 2003.

Randy Howard is Vice President of SWR, having served in this capacity since March 2006.

Robert C. Lyon is Vice President of SWR, having served in this capacity since May 2004.  Mr. Lyon also serves as Vice President — Gas Gathering and Marketing of CWEI.

T. Mark Tisdale is Vice President of SWR, having served in this capacity since May 2004.  Mr. Tisdale also serves as Vice President and General Counsel of CWEI.

Ted Gray, Jr. is a director of SWR and serves on the transaction committee, having served in this capacity since May 2011.  Mr. Gray also serves as a director of CWEI.

Davis L. Ford  is a director of SWR and serves on the transaction committee, having served in this capacity since May 2011.  Dr. Ford also serves as a director of CWEI.

CUSIP No. Not Applicable

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of CWEI are set forth below. The business address and phone number of each such director and executive officer is Clayton Williams Energy, Inc. 6 Desta Drive, Suite 6500, Midland, Texas  79705, (432) 682-6324.  All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Clayton W. Williams, Jr.	80	Chairman, President, Chief Executive Officer, and Director
Mel G. Riggs	56	Executive Vice President, Chief Operating Officer, and Director
Michael L. Pollard	61	Senior Vice President — Finance, Chief Financial Officer and Treasurer
Patrick C. Reesby	59	Vice President — New Ventures
Robert C. Lyon	74	Vice President — Gas Gathering and Marketing
T. Mark Tisdale	54	Vice President and General Counsel
Gregory S. Welborn	38	Vice President — Land
Robert L. Thomas	55	Vice President — Accounting
Davis L. Ford	74	Director
Robert L. Parker	88	Director
Ted Gray, Jr.	61	Director
Jordan R. Smith	77	Director

Clayton W. Williams, Jr. is Chairman of the Board, President, Chief Executive Officer and a director of CWEI, having served in such capacities since September 1991. For more than the past five years, Mr. Williams has also been the chief executive officer and a director of certain entities, which we refer to as the Williams Entities, which are controlled directly or indirectly by Mr. Williams. Mr. Williams beneficially owns, either individually or through his affiliates, approximately 26% of the outstanding shares of CWEI’s common stock.

Mel G. Riggs is Executive Vice President and Chief Operating Officer of CWEI, having served in such capacities since December 2010. Mr. Riggs was previously Senior Vice President and Chief Financial Officer of CWEI, having served in that capacity since September 1991. Mr. Riggs has served as a director of CWEI since May 1994. Mr. Riggs is the sole general partner of The Williams Children’s Partnership, Ltd. (“WCPL”), a limited partnership in which the adult children of Clayton W. Williams, Jr. are the limited partners. WCPL holds approximately 25% of the outstanding shares of CWEI’s common stock. As the sole general partner, Mr. Riggs has the power to vote or direct the voting of the shares of CWEI’s common stock held WCPL. Mr. Riggs also serves as an officer and director of certain of the Williams Entities. Since July 2009, Mr. Riggs has also served as a director of TransAtlantic Petroleum Ltd, a publicly owned company engaged internationally in the acquisition, development, exploration and production of crude oil and natural gas.

Michael L. Pollard is Senior Vice President — Finance, Chief Financial Officer and Treasurer of CWEI, having served in such capacity since January 2011.  Prior to that, Mr. Pollard had served as Vice President — Accounting of CWEI since 2003.

Patrick C. Reesby is Vice President—New Ventures of CWEI, having served in such capacity since 1993.

Robert C. Lyon is Vice President — Gas Gathering and Marketing of CWEI, having served in such capacity since 1993.

CUSIP No. Not Applicable

T. Mark Tisdale is Vice President and General Counsel of CWEI, having served in such capacity since 1993.

Gregory S. Welborn  is Vice President — Land of CWEI, having served in such capacity since 2006.  Prior to that, Mr. Welborn was self-employed.  Mr. Welborn is the son-in-law of Clayton W. Williams, Jr.

Robert L. Thomas is Vice President — Accounting of CWEI, having served in such capacity since January 2011.  Prior to that, Mr. Thomas had served as General Accounting Manager of CWEI since 2003.

Davis L. Ford  is a director of CWEI and a member of the audit, compensation and nominating and governance committees of the CWEI board of directors.  Dr. Ford has served as a director of CWEI since February 2004.  Dr. Ford has been president of Davis L. Ford & Associates, an environmental engineering and consulting firm, for more than the past five years and is also an adjunct Professor at The University of Texas at Austin.  Dr. Ford is a distinguished engineering graduate of both Texas A&M University and The University of Texas at Austin and is also a member of the National Academy of Engineering.

Robert L. Parker is a director of CWEI and a member of the audit, compensation and nominating and governance committees of the CWEI board of directors. Mr. Parker has served as a director of CWEI since May 1993. Mr. Parker is retired. Until his retirement in April 2006, he was the Chairman of the Board of Parker Drilling Company, a publicly owned corporation providing contract drilling services, a position he held since 1969.

Ted Gray, Jr. is a director of CWEI and a member of the audit, compensation and nominating and governance committees of the CWEI board of directors.  Mr. Gray has served as a director of CWEI since December 2008. Mr. Gray is a Vice President at UBS Financial Services, Inc. in Austin, Texas where he is a member of a team managing portfolios for high net worth individuals and foundations. Prior to joining UBS Financial Services, Inc. in December 2008, Mr. Gray was an investment advisor with Morgan Stanley in Austin, Texas for eight years and has been involved in banking and investment activities since 1972.

Jordan R. Smith  is a director of CWEI and a member of the audit, compensation and nominating and governance committees of the CWEI board of directors. Mr. Smith has served as a director of CWEI since July 2000. Mr. Smith is President of Ramshorn Investments, Inc., a wholly owned subsidiary of Nabors Industries, having served in such capacity for more than the past five years.  Mr. Smith serves as a director of Delta Petroleum Corporation, a publicly owned corporation in the energy business, and has served on the Board of the University of Wyoming Foundation and the Board of the Domestic Petroleum Council.

EXHIBIT INDEX

Exhibit A    Agreement and Plan of Merger, dated as of October 28, 2011, between SWR and the Issuer.